Exhibit 99.1

RADCOM LTD.

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of RADCOM Ltd. will be held on Tuesday, January 7, 2025, at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel 6971920.

Throughout this Notice of Extraordinary General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as “RADCOM,” “we,” “us,” “our,” “the Company” and “our Company” to refer to RADCOM Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)	To approve the compensation to be paid to our Chief Executive Officer, Mr. Benjamin (Benny) Eppstein; and

(2)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Proposal number 1 is described in detail in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, certain shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than December 10, 2024. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

The Board of Directors recommends a vote “FOR” approval of the matter to be voted upon at the Meeting.

Shareholders of record at the close of business on December 9, 2024 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, or provide your vote via the telephone or by submitting your vote via the Internet at the address listed on the proxy card. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Amended and Restated Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names are recorded in our Register of Shareholders.

By Order of the Board of Directors,

/s/ Rachel (Heli) Bennun
Executive Chairman of the Board of Directors

Dated: December 3, 2024

RADCOM LTD.

24 RAOUL WALLENBERG STREET

TEL AVIV 6971920, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of our ordinary shares, NIS 0.20 nominal value (the “Ordinary Shares”), in connection with the solicitation by our Board of Directors (the “Board”) of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on Tuesday, January 7, 2025, at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Proxy Statement, we use terms such as “RADCOM,” “we,” “us,” “our,” “the Company” and “our Company” to refer to RADCOM Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)	To approve the compensation to be paid to our Chief Executive Officer, Mr. Benjamin (Benny) Eppstein; and

(2)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Proposal number 1 is described in detail in this proxy statement, which we urge you to read in its entirety. As more fully described in this proxy statement, certain shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than December 10, 2024. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy in the manners and as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. For voting via telephone or the Internet, please use the phone number or URL, respectively, listed on the proxy card. You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Proxies must be received no later than forty-eight (48) hours prior to the time fixed for the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board. Only shareholders of record as of the close of business on December 9, 2024 (the “Record Date”) will be entitled to vote at the Meeting and any adjournments or postponements thereof. Proxies will be mailed to shareholders on or about December 12, 2024, and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, e-mail or other personal contact. We will bear the cost of external proxy solicitors (if any) and other costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

If your Ordinary Shares are held in “street name” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted.

OUTSTANDING VOTING SECURITIES AND QUORUM

As of November 26, 2024, we had 15,881,940 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third (1/3) of our voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person by proxy and voting on the question of adjournment.  No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called.  At such adjourned Meeting, any two (2) holders of Ordinary Shares present in person or by proxy, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of November 26, 2024, by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding Ordinary Shares;

●	each of our directors and executive officers individually; and

●	each of our executive officers and directors as a group.

The beneficial ownership of Ordinary Shares is determined in accordance with the Securities and Exchange Commission (“SEC”) rules and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of November 26, 2024, and restricted share units (“RSUs”) that vest within 60 days of November 26, 2024, to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 15,881,940 Ordinary Shares outstanding as of November 26, 2024.

The information presented below is based on information provided to us by the directors, executive officers, and shareholders or disclosed by any of them in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares.

None of our executive officers or directors beneficially owns 1% or more of our outstanding Ordinary Shares.

As of November 26, 2024, our Ordinary Shares had a total of 13 holders of record, of which 7 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our Ordinary Shares is held of record in broker “street name”.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares Beneficially Owned(2)
Principal Shareholders
Lynrock Lake LP	2,266,666	(3)	14.3%
Klil Zisapel	1,390,995	(4)	8.8%
Michael Zisapel	1,390,993	(5)	8.8%
Barclays PLC	861,020	(6)	5.4%
Value Base Ltd.	826,670	(7)	5.2%
Yelin Lapidot Holdings Management Ltd.	803,497	(8)	5.1%
AWM Investment Company, Inc.	795,795	(9)	5.0%
Directors and Executive Officers
Rachel (Heli) Bennun	*		*
Andre Fuetsch	*		*
Oren Most	*		*
Yaron Ravkaie	*		*
David (Dudi) Ripstein	*		*
Rami Schwartz	*		*
Sami Totah	*		*
Benjamin (Banny) Eppstein	*		*
Hilik Itman	*		*
Hadar Rahav	*		*
Rami Amit	*		*

All directors and executive officers as a group (11 persons)	220,733	(10)	1.4%

*	less than 1%

(1)	Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person.

(2)	The percentage of outstanding Ordinary Shares is based on 15,881,940 Ordinary Shares outstanding as of November 26, 2024. The number of outstanding Ordinary Shares does not include 5,189 Ordinary Shares held by RADCOM, Inc., a wholly owned subsidiary and 30,843 Ordinary Shares that were repurchased by us.

(3)	Based on a Schedule 13G/A filed with the SEC on February 14, 2024. Includes 2,266,666 Ordinary Shares held by Lynrock Lake Master Fund LP, or Lynrock Lake Master. Lynrock Lake LP, or Investment Manager, is the investment manager of Lynrock Lake Master. Pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Company held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Company held by Lynrock Lake Master. The address of each of Cynthia Paul, Lynrock Lake Partners LLC, and Lynrock Lake LP is 2 International Drive, Suite 130 Rye Brook, NY 10573.

(4)	Based on a Schedule 13D/A filed with the SEC on August 5, 2024, Ms. Klil Zisapel beneficially owns 1,390,995 Ordinary Shares of the Issuer, consisting of (i) 1,100,122 Ordinary Shares held directly by Ms. Klil Zisapel and (ii) 271,074 Ordinary Shares that are held indirectly by Ms. Klil Zisapel through her 50% ownership in each of Lomsha Ltd., an Israeli company, and Michael & Klil Holdings (93) Ltd., an Israeli company and (iii) options to acquire 19,799 Ordinary Shares exercisable within 60 days. The address of Ms. Zisapel is 24 Raoul Wallenberg Street, Building C, Tel-Aviv 69719, Israel.

(5)	Based on a Schedule 13D/A filed with the SEC on August 5, 2024, Mr. Michael Zisapel beneficially owns 1,390,993 Ordinary Shares of the Issuer, consisting of (i) 1,100,121 Ordinary Shares held directly by Mr. Michael Zisapel, and (ii) 271,074 Ordinary Shares that are held indirectly by Mr. Michael Zisapel through his 50% ownership in each of Lomsha Ltd., an Israeli company, and Michael & Klil Holdings (93) Ltd., an Israeli company and (iii) options to acquire 19,798 Ordinary Shares exercisable within 60 days. The address of Mr. Zisapel is 24 Raoul Wallenberg Street, Building C, Tel-Aviv 69719, Israel.

(6)	Based on a Schedule 13G filed on February 16, 2024 by Barclays PLC. Barclays PLC reported sole voting power and sole dispositive power with respect to 861,020 Ordinary Shares; Barclays Bank PLC reported sole voting power and sole dispositive power with respect to 11,941 Ordinary Shares; Barclays Capital Inc. reported sole voting power and sole dispositive power with respect to 849,079 Ordinary Shares. The securities being reported on by Barclays PLC, as a parent holding company, are owned, or may be deemed to be beneficially owned, by Barclays Bank PLC. Barclays Bank PLC is a non-US banking institution registered with the Financial Conduct Authority authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Barclays Bank PLC is a wholly-owned subsidiary of Barclays PLC. Barclays Capital Inc., is a Connecticut business entity. The address of the principal office of Barclays PLC and Barclays Bank PLC is 1 Churchill Place, London, E14 5HP, England. The address of the principal office of Barclays Capital Inc. is 745 Seventh Ave, New York, NY 10019.

(7)

Based on a Schedule 13G/A filed with the SEC on February 13, 2024. Includes (i) 362,224 Ordinary Shares owned directly by Value Base Ltd., an Israeli company which is controlled by Messrs. Victor Shamrich and Ido Nouberger and wholly owns Value Base Hedge Fund Ltd., an Israeli company, and the general partner of Harmony Base L.P., and (ii) 464,446 Ordinary Shares owned directly by Harmony Base L.P., an Israeli limited partnership. The address of each of Value Base Ltd. and Harmony Base L.P. is 23 Yehuda Halevi St., Tel-Aviv 6513601, Israel.

(8)	Based on a Schedule 13G/A filed with the SEC on November 4, 2024. Includes 72,748 Ordinary Shares beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. and 730,749 Ordinary Shares beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd, each of which a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. (each a “Yelin Lapidot Holder”). Each of Dov Yelin and Yair Lapidot owns 24.4% of the share capital and 25.0% of the voting rights of Yelin Lapidot Holdings Ltd. The address of each of the Yelin Lapidot Holders and each of Messrs. Yelin and Lapidot is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(9)

Based on a Schedule 13G filed with the SEC on February 14, 2024 by AWM Investment Company, Inc., or AWM, reporting that AWM is the investment adviser to Special Situations Fund III QP, L.P., or SSFQP, Special Situations Cayman Fund, L.P., or Cayman, Special Situations Technology Fund, L.P., or TECH and Special Situations Technology Fund II, L.P., or TECH II and referred to together with SSFQP, Cayman, and TECH as the Funds. As the investment adviser to the Funds, AWM holds sole voting and investment power over 295,363 Ordinary Shares held by SSFQP, 89,246 Ordinary Shares held by Cayman, 60,871 Ordinary Shares held by TECH and 350,315 Ordinary Shares held by TECH II. David M. Greenhouse and Adam C. Stettner are members of SSCayman, L.L.C., a Delaware limited liability company, or SSCAY, the general partner of CAYMAN. David M. Greenhouse and Adam C. Stettner are members of MGP Advisers Limited Partnership, a Delaware limited partnership, the general partner of SSFQP and SST Advisers, L.L.C., a Delaware limited liability company, the general partner of TECH and TECH II. David M. Greenhouse and Adam C. Stettner are also controlling principals of AWM. The business address AWM Investment Company, Inc.is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.

(10)	Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding Ordinary Shares, including options and RSUs held by each such party, which options and RSUs are vested or shall become vested within 60 days of November 26, 2024, and have, therefore, not been separately disclosed. The number of shares is comprised of 182,259 Ordinary Shares as well as 22,388 RSUs and 16,086 options to purchase Ordinary Shares of the Company that will vest within 60 days of November 26, 2024.

ITEM 1 - APPROVAL OF THE COMPENSATION TO BE PAID TO OUR CHIEF EXECUTIVE OFFICER, MR. BENJAMIN (BENNY) EPPSTEIN

At the Meeting, you will be asked to approve the compensation terms of Mr. Benjamin (Benny) Eppstein, our new Chief Executive Officer. On November 13, 2024, we announced the appointment of Mr. Eppstein as our new Chief Executive Officer, commencing as of December 1, 2024 (the “Start Date”). In connection with Mr. Eppstein’s appointment, we entered into an employment agreement setting forth the terms of employment of Mr. Eppstein as the Chief Executive Officer of the Company. The terms of the compensation offered to Mr. Eppstein under the employment agreement are subject to shareholders’ approval at the Meeting.

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), in general, the terms of compensation of a chief executive officer of a public company such as RADCOM, need to be consistent with a company’s compensation policy and be approved by the company’s compensation committee, the board of directors and shareholders, in that order. However, the Companies Law also states that, under certain circumstances, a company’s compensation committee and the board of directors may approve the terms of compensation of a chief executive officer even if such were not approved by the shareholders of the company after a vote was held on the matter at a general meeting of shareholders. Such approval needs to be based on detailed reasoning and after re-examining the proposed terms of compensation and evaluating, among other things, the opposition of the shareholders of the company to the proposed terms of compensation.

Our Board determined that the terms of Mr. Eppstein’s compensation as our Chief Executive Officer are within the limitations set forth in our Compensation Policy for Executive Officers (as amended, the “Compensation Policy”), and approved his terms of compensation in such capacity, subject to shareholders’ approval.

In approving the terms of compensation of Mr. Eppstein, our Compensation Committee of the Board (the “Compensation Committee”) and Board considered various factors, including, among other things, the educational and professional experience required from our Chief Executive Officer, his responsibilities and duties, comparable executive compensation for United States residents in our industry as well as his past compensation, the expected required contribution to our future growth and profitability, other elements of compensation, including equity-based compensation payable (or proposed to be payable) to our Chief Executive Officer. Mr. Eppstein is a seasoned telecom industry veteran with a distinguished track record, having held several leadership positions at Ericsson and Amdocs, with over 20 years of sales experience working with tier-one telecom operators in North America and Japan.

Below is a summary of the proposed terms of compensation for our Chief Executive Officer (the “Compensation Package”):

Base Salary:

Mr. Eppstein will be entitled to a base salary of $400,000 per annum.

Signing Bonus:

Mr. Eppstein will be entitled to a one-time signing bonus (Extraordinary Event Bonus) of $100,000 (the “Signing Bonus”), payable with the first payroll following the approval of this Item 1 in the Meeting. Should Mr. Eppstein terminate his employment with the Company (other than termination by the Company at will and without cause, as further detailed in Mr. Eppstein’s employment agreement) before the lapse of a twelve (12) months period following the Start Date, Mr. Eppstein shall repay the Company the gross Signing Bonus paid to him.

Restricted Share Units Award:

Mr. Eppstein will be entitled to 180,000 RSUs which shall vest over four (4) years (45,000 RSUs annually) as follows: (i) 45,000 RSUs shall vest upon the first anniversary of the Start Date, and (ii) 11,250 RSUs shall vest quarterly following the first anniversary of the Start Date, in any event subject to Mr. Eppstein’s continuous employment by the Company (the “RSU Grant”). The RSU Grant shall be subject to the RADCOM Ltd. 2023 Equity Incentive Plan, as amended and in effect from time to time.

In the event of a Change of Control (as defined in the Compensation Policy) in the course of which the Company terminates Mr. Eppstein’s employment, all then unvested RSUs Granted to Mr. Eppstein will automatically be fully vested.

Bonus Entitlement:

Mr. Eppstein may be entitled to an annual bonus for 2025 and onward, as determined by the Compensation Committee and the Board, not to exceed, for 2025, seventy-five percent (75%) of his annual base salary, and, for any subsequent year thereafter, a hundred percent (100%) of his annual base salary (the “Maximum Bonus”) which is comprised of two components: (1) a measurable component of up to one hundred percent (100%) of Mr. Eppstein’s annual base salary as measured against criteria established by the Compensation Committee; and (2) a discretionary bonus not to exceed the lesser of the difference between the Maximum Bonus and the measurable bonus earned or a quarter (25%) of Mr. Eppstein’s annual base salary.

Benefits:

Mr. Eppstein will be entitled to customary benefits, such as vacation days, sick leave, medical insurance and a 401(k) plan, which are customary for U.S. employees, in addition to other benefits consistent with our Compensation Policy, our policies and procedures and customary market practices.

Termination:

Mr. Eppstein may terminate his employment upon providing three months’ advance notice. RADCOM may terminate his employment without cause at any time upon providing six months’ advance notice.

Notwithstanding the above under “Base Salary”, as of the Start Date, Mr. Eppstein shall be paid a base salary at an annual rate of $300,000 (the “Initial Rate”). Subject to the approval of this Item 1, Mr. Eppstein’s base salary rate will be increased to an annual rate of $400,000 (the “Approved Rate”) as provided for above and Mr. Eppstein shall receive, a one-time payment of an amount equal to the difference between the amount paid to him under the Initial Rate and the amount that would have been paid to him had he been paid the Approved Rate from the Start Date.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the Compensation Package, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our Company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a controlling shareholder or has a personal interest in such resolution. Under the Companies Law, a “Controlling Shareholder” for this purpose is any shareholder who has the ability to direct RADCOM’s actions (other than by means of being a director or office holder of the Company), including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in RADCOM. A shareholder is presumed to be a Controlling Shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

To the knowledge of RADCOM there is no shareholder who is a Controlling Shareholder.

A “Personal Interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our Ordinary Shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is a non-Controlling Shareholder and is not a shareholder who has a Personal Interest in the resolution. If you are a Controlling Shareholder (which, as indicated above, is highly unlikely) or a shareholder who has a Personal Interest in the resolution, please notify Ms. Hadar Rahav, our Chief Financial Officer, at c/o 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel; telephone: +972-77-774-5060, or by email (hadar.rahav@radcom.com). If your shares are held in “street name” by your broker, bank or other nominee and you are a Controlling Shareholder or a shareholder who has a Personal Interest in the resolution, you should notify the Company as outlined above, and, in addition, you should advise your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that the Compensation Package offered to Mr. Benjamin (Benny) Eppstein, RADCOM’s newly appointed Chief Executive Officer, as described in the Proxy Statement, be, and the same hereby is approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

ITEM 2 – OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Extraordinary General Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting (a “Proposing Shareholder”) must satisfy the requirements of the Companies Law. Only shareholders who hold the minimum percentage of the Company’s outstanding voting rights under the Companies Law are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting (a “Proposal Request”). Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Chief Financial Officer at the following address: RADCOM Ltd., 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel, Attention: Chief Financial Officer. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Financial Officer must receive the written proposal no later than December 10, 2024. If our Board determines that a shareholder proposal is duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than December 17, 2024. In order for the Board to consider a Proposal Request and whether to include the matter stated therein in the agenda of the Meeting, notice of the Proposal Request must be timely delivered under any applicable law and stock exchange rules and regulations and the Proposal Request must comply with any applicable law and stock exchange rules and regulations. The Proposal Request must be made in English and in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Chief Financial Officer. The announcement of an adjournment or postponement of the Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. The Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Ordinary Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Ordinary Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the Meeting; (iii) the matter requested to be included on the agenda of the Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the Meeting; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous 12 month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company.

The Board, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of the Meeting, as the Board may reasonably require. A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (i) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (ii) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (iii) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (iv) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

The information required pursuant to the above shall be updated as of (i) the Record Date of the Meeting, (ii) five business days before the Meeting, and (iii) as of the Meeting, and any adjournment or postponement thereof.

By Order of the Board,

/s/ Rachel (Heli) Bennun
Executive Chairman of the Board

Dated: December 3, 2024